Melanie Singh

Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

June 29, 2022

Re:	ERC Communities 1, Inc. Offering Statement on Form 1-A Filed May 23, 2022 File No. 024-11891

Dear Ms. Singh and Mr. Regan:

On behalf of ERC Communities 1, Inc., I hereby request qualification of the above-referenced offering statement at 9:00 am, Eastern Time, on Tuesday, July 5, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Gerald Ellenburg
Gerald Ellenburg
Chief Executive Officer
ERC Communities 1, Inc.

cc: Jamie Ostrow

CrowdCheck Law LLP